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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                                 Gantos, Inc.
                                 Common Stock
                                  36473U105



Check the following box if a fee is being paid with their statement /X/ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of their cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          First Chicago NBD Corporation  38-1984850
2.     Check the Appropriate  Box of a member if A Group*
                                                  (a)  / /
                                                  (b)  /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization

          Delaware

Number of              5. Sole Voting Power

  Shares                  -0-

Beneficially           6. Shared voting Power

  Owned by                -0-

Each                   7. Sole Dispositive Power

  Reporting               -0-

Person With            8. Shared Dispositive Power
                          -0-

9.      Aggregate Amount beneficially owned by Each Reporting person
             None except indirectly through NBD Bank (Michigan) as reported herein. See Item 4.
10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.     Percent of Class represented by Amount in Row 9
                     -0-
12.     Type of Reporting Person*

      HC

sec 1745 (6-80)   SEE INSTRUCTION BEFORE FILLING OUT!
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     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          NBD Bank (Michigan)
2.     Check the Appropriate  Box of a member if A Group*
                                                  (a)  / /
                                                  (b)  /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization

          Michigan

Number of              5. Sole Voting Power

  Shares                  740,570 shares

Beneficially           6. Shared voting Power

  Owned by                -0-

Each                   7. Sole Dispositive Power

  Reporting              740,570 shares

Person With            8. Shared Dispositive Power
                          -0-

9.      Aggregate Amount beneficially owned by Each Reporting person
             740,570 shares; See Item 4.
10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.     Percent of Class represented by Amount in Row 9
                     9.8%
12.     Type of Reporting Person*

      BK

sec 1745 (6-80)   SEE INSTRUCTION BEFORE FILLING OUT!
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SEC 13G 3

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13g

Item 1(a)     Name of Issuer:
              Gantos, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
              3260 Patterson, S.E.
              Grand Rapids, MI  49512

Item 2(a)     Name of Person filing:
              First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and NBD Bank (Michigan) ("NBD"), its wholly-owned subsidiary. The agreement of FCN and NBD to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

Item 2(b)     Address of Principal Business Offices:
              For FCN:                            For NBD:
              One First National Plaza            611 Woodward Avenue
              Chicago, IL  60670                  Detroit, MI  48226

Item 2(c)     Citizenship
              FCN is a corporation organized under the laws of the State of Delaware. NBD is a banking corporation organized under the laws of the State of Michigan.

Item 2(d)     Title of Class of Securities:
              Common Stock
Item 2(e)     Cusip No.:
              36473U105
Item 3 This statement is filed pursuant to Rules 13 d-1(b) of the Act by FCN as the parent holding company of NBD as a Bank, in accordance with Section 240.13d-1 (b)(ii) (g) of the Act.

Item 4        Ownership:
              The shares listed below were held by NBD as of December 31, 1995 as a result of a bankruptcy court-approved plan of reorganization under which NBD received the shares in partial fulfilment of then-outstanding credits to Gantos by NBD and other lenders.

              A.) Amount Beneficially owned:    740,570
              B.) Percent of Class:  9.8%
              C.) Number of shares to which the subject Holding company has:
                   1.) Sole power to vote or direct the vote:  740,570
                   2.) Shared power to vote or to direct the vote: -0-
                   3.) Sole power to dispose or to direct the disposition of:
                       740,570
                   4.) Shares power to dispose or to direct the disposition of:
                       -0-
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Item 5      Ownership of 5 percent or less of a Class:
            Not Applicable

Item 6      Ownership of More than 5 percent on Behalf of Another Person:
            Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on By the Parent Holding Company: See Items 2(a) and 3.

Item 8      Identification and Classification of Members of the Group: Not
            Applicable

Item 9      Notice of Dissolution of Group:  Not Applicable

Item 10 Certification: By signing below I certify that to the best of my knowledge and belief, the securities referred above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

            Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 14, 1996

                                     /s/ Daniel T. Lis
                                     -----------------
                                     Daniel T. Lis
                                     Senior Vice President & Secretary
                                     NBD Bank (Michigan)

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                                                                      EXHIBIT A

                                  AGREEMENT


        The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of Gantos, Inc.

Date:  February 14, 1996

                                        NBD BANK (MICHIGAN)



                                        By: /s/ Daniel T. Lis
                                            -----------------------------------
                                            Daniel T. Lis
                                            Senior Vice President and Secretary


                                        FIRST CHICAGO NBD CORPORATION



                                        By: /s/ Daniel T. Lis
                                            -----------------------------------
                                            Daniel T. Lis
                                            Senior Vice President and
                                              Assistant Secretary